INVEST IN **OFFLINE**

A monthly subscription reimagining restaurant discovery



WATCH OUR VIDEO FIRST!

letsgetoffline.com Raleigh NC

LEAD INVESTOR

William Spruill
Founder/Investor/Mentor

There is a massive shift taking place as people relocate from major metro areas to growing mid-market cities like Raleigh, Durham, Charlotte, and across the entire southeast. At the same time, consumers are looking for ways to connect and explore that actually simplify and improve their lives. Offline is perfectly positioned to step into these trends. I've watched David Shaner and his team do the hard work of proving the model, generating revenue, and testing scale. Now they're ready to break out, and I'm excited to participate in their growth.

Invested $250,000 this round & $20,000 previously

Highlights

1. 📈 last 12 months $350K ➡️ $1M annual recurring revenue, 85% Gross Margin
2. 💰 7,000+ paying subscribers with a 95% retention rate
3. 🥘 100+ restaurants with a 97% retention rate
4. 🌆 2nd market (Charlotte, NC) returned 100% of launch cost Day 1
5. 💸 Investors: ex-CEO ANGI (IPO), CEO GDC (9-figure exit), CEO Pendo ($1BN valuation), Tweener Fund
6. 🏆 efficient team turned $1M in invested capital into $1M/Y subscription revenue run rate

Our Team



David Shaner Founder & CEO

Built fastest growing media company for millennials in the southeast. 10 years



David Shaner Founder & CEO

Built fastest growing media company for millennials in the southeast. 10 years experience with hyperlocal business models. TBJ 40 under 40.

> In 2011, the summer before my senior year, I started thinking about the biggest problems facing humanity over the next 100 years. In particular, our dehumanization through constant exposure to technology worried me because it seemed to have the least resistance and, back then, was also the least... read more here:
> https://tinyurl.com/yc648v6h



Taylor Smith COO & Head of Product

Former founder/CEO of $1M revenue software development company in SF.



Anna Laura Erickson Head of Social Media + Events

Ran a 1.8M subscriber YouTube channel before joining Offline.



Hannah Sobhan Head of Sales

Ex wine sales veteran + former D1 gymnast.



William McGuire Campaign QB

Incolo helps create investable founders focused on key areas of traction with education, experts, & community

OUR STORY





a monthly subscription reimagining restaurant discovery



OUR MISSION

solving the human connection crisis



If you went back in time a hundred years, you wouldn't find a single screen on planet earth. Today, we spend most of our life buried in a screen.

We believe this is one of the most critical problems for humanity to solve. Offline is our response.

🔗 **read more about our founding here**.

PROBLEM

we all want to try new restaurants. most of us don't.

  

endless inspiration.

zero motivation to actually go.

the dreaming vs doing gap

endless motivation to try places that aren't worth trying

Everybody wishes they tried more restaurants.

But most of us scroll through our feeds endlessly and end up stuck at the same 5 places we've been going to for years.

When it comes to trying new things, most of us are trapped in the "dreaming vs doing" gap.

SOLUTION

a subscription that actually gets you to try an awesome local restaurant every month

Offline's solution is based on a simple idea, but it turned out to be a really hard problem to solve.

We aren't solving a technology problem or an interface problem. What we're actually solving is human motivation.

Eventually, we cracked the code.

_____

PRODUCT

we turn restaurant discovery into a monthly adventure



#1 tell us your interests

#2 we <u>match you</u> with 2 restaurants to try each month

#3 get $10-$25 to spend at each spot. expires @ end-of-month.

#4 rate them + repeat next month

VIEW THE SITE

The secret to Offline's success is simple: we understand how to motivate people.

Our product is <u>the perfect combination of curation, focus, and urgency that gets people to try a new place in their city every single month</u>.

🔗 <u>Check out an example of our product here</u>

_____

TRACTION

$1M run rate: 7k subscribers + 95% retention.



After building the first version, we launched Offline to a small group of 150 subscribers in Raleigh, NC.

And a crazy thing happened.

Without spending $1 on marketing, 150 turned into 300, then 500, then 1,000. Our subscribers were <u>loving</u> the product and recruiting friends to join.

People don't eat alone, and that was a great thing for growth.

In July '22, we passed a $1M run rate. We're not slowing down.

———————————

CUSTOMERS

"Offline <u>pays for itself</u> every single month and <u>pushes us to try amazing new places</u> I never would have heard

of — I'm obsessed!!"

There are two reasons subscribers love Offline.

First, it pays for itself when you use it. As long as you already go out to eat regularly, Offline is essentially free.

Second, it motivates you. We provide just enough of a push to try things you never would have done.

Our 95% retention rate proves that not only do subscribers love Offline during their first month — they love it for the long haul.

TECHNOLOGY

algorithmic matchmaking that improves with scale


SUBSCRIBERS
USAGE HISTORY
LINKED FRIENDS
DINING PREFERENCES
PREVIOUS REVIEWS
NEIGHBORHOOD
INCOME
DATA
MATCHES
Offline
DATA
CUSTOMERS
CAPACITY
BUSY TIMES
TARGET CUSTOMER
LOCATION
RESTAURANTS

>> currently matching 7k subscribers, 100+ restaurants each month

What makes Offline continue to work at 10K subscribers? 100K? 1M?

As we scale, it becomes more and more important that we're able to match subscribers with the right restaurants, month after month, across a larger and larger geographical footprint and across a diverse set of subscribers.

Our engineering team is constantly building and fine-tuning our matchmaking algorithm to take into account a subscriber's neighborhood, dining preferences, friends, the amount they want to spend, and what restaurants they've been matched with in the past.

This allows us to confidently scale subscribers and restaurants while providing a world-class product experience.

HOW WE SCALE

our first market (Raleigh-Durham) proved the model

5,000+ members
70+ restaurants
200+ events
100k+ social followers
500+ social tags/month



Before we attempted to scale, we spent time perfecting our model in Raleigh-Durham. In 2021 strong feedback, usage, retention, and organic growth were all signaling that it was time to test a second market.

HOW WE SCALE

our second market (Charlotte) is growing even faster


Cumulative Revenue
Raleigh-Durham
Charlotte
$80k



Charlotte is profitable + paid back 100% of launch cost on Day 1

On April 1st, we decided to test our growth plan in our second market: Charlotte, NC. The response has been incredible.

We paid back 100% of our launch cost on Day 1 when hundreds of our subscribers purchased an annual plan.

HOW WE SCALE

Charlotte: zero-to-100k followers in months



INSTAGRAM: 70k



TIKTOK: 38k

Not only were we able to scale revenue in Charlotte quickly, we also had an incredible growth velocity on social media.

Our content creation and engagement playbook is the same that we've used to grow in Raleigh-Durham and will scale across every new market we launch.

HOW WE SCALE

we recoup cash from new subscribers and cities quickly



✓ 2021	✓ 2022
SUBSCRIBERS	**CHARLOTTE, NC**
$9 acquisition cost	**$50K** all-in launch cost
1 MONTH payback period	**1 DAY** payback period

Offline is positioned to grow rapidly and cost-effectively.

HOW WE SCALE

we're ready to roll up the southeast in '23 and '24



#1 CHURN REASON IS PEOPLE MOVING TO A NEW CITY
CURRENT MARKETS
2023 - 2024
DIGITAL NETWORK EFFECTS
simplycristalv Offline is coming to Charlotte y'all! @therealvijaykailash @_nadalee_ @_amirinho_ @ed_n_eddie @quantum_speed @j.bravo__ @kpmirsh2.0 @hannahebuckley I can't remember who else from state moved down so tag anyone I forgot!

Our strategy for the next 2 years is to focus on achieving density in the southeast. Density will cut down on churn and acquisition cost and give us a strong balance sheet to scale across the rest of the US.

3-YEAR PROJECTIONS

clear 3-year path to $20M run rate (20x today)



This graph contains forward-looking projections that cannot be guaranteed.

Our path to 20x revenue in the next 3 years is simple:

- Each city will average $1M/year in recurring revenue (6k active subscribers per city)

- Each year, we will launch more cities: 3 next year, 5 the year after that, and 10 in 2025.

Since we've already proven we can get to 6k subscribers (and still increasing) in a city, our growth rate is driven primarily by how many cities we can launch.

Over the next three years, we will becoming a city-launching machine.

COMPETITION

we've differentiated our business model + value prop





yelp
6AM
Google
AXIOS LOCAL
THE Richmond EXPERIENCE
unpretentious palate
SITE CONTENT

Rather than compete on features or price, we developed a completely new business model and value proposition.

Our long-term key to success is building strong network effects in the markets where we operate. The more subscribers and restaurants we serve, the stronger those network effects become.



OPPORTUNITY
becoming the next $1BN+ consumer subscription
$1.7BN IPO
HELLO FRESH
FOOD
$1BN VAL
classpass
FITNESS
$26.5BN IPO
Spotify
MUSIC
$84BN VAL
NETFLIX
STREAMING
$1.4BN IPO
STITCH FIX
CLOTHES
no category winner
RESTAURANTS

Becoming a billion-dollar business or having an exit comparable to the companies listed above cannot be guaranteed.

Over the last 10 years, virtually everything we spend money on, from music to fitness, has been transformed by a $1BN+ subscription business.

Except restaurants.

Our path to a $1BN business is very simple:

- **A $1BN valuation means roughly $100M in revenue.**
- **$100M in revenue means 500k subscribers, assuming we can launch a**

- $100M in revenue means 500k subscribers, assuming we can launch a higher tier of Offline in the next 5 years to make an average of $20/month/subscriber.
- 500k subscribers means 50 cities with 10k subscribers in each city.

Raleigh-Durham already has 6k subscribers, and Charlotte is passing 2k.

FUNDING

we're raising $1.5M to launch 3 new markets in 2023, reach a $4.0M annual run rate, and prep for 5-10 market launches in 2024

The graphic above contains forward-looking projections that cannot be guaranteed.

Our use of capital is simple: launch more markets and get better at launching markets.

As an investor, here's the gist of your bet:

- Offline's current valuation is only $10M and we're already at a $1M annual revenue run rate (up from $350k a year ago).
- We have a path to 20x growth in the next 36 months, and we are chasing a $1BN opportunity.
- An investment today is essentially a bet that we'll be worth more than $10M in the future.

I also hope that you'll recognize your financial bet on Offline as a vote for our mission: a vote for people spending more time in the real world, with people they care about, spending money supporting the local businesses that give our cities character.

our cities character.

If you are interested in becoming a part of the future of restaurant discovery, then I suggest you click the INVEST button on this page.

Once you click the button, you'll be taken to a secure online form to complete your information and investment transaction.

Thanks for your time, and I look forward to meeting you!

David Sh[illegible] (Founder/CEO)